Exhibit 99.2

Financial Results for the Third Quarter Ended October 2, 2022

Overview
Maxeon Solar Technologies, Ltd (“Maxeon”, the “Company”, “we”, “us”, and “our”) (NASDAQ: MAXN) is Powering Positive ChangeTM. Headquartered in Singapore, Maxeon designs and manufactures Maxeon® and SunPower® brand solar panels, and has sales operations in more than 100 countries, operating under the SunPower brand in certain countries outside the United States. The Company is a leader in solar innovation with access to over 1,000 patents and two best-in-class solar panel product lines. Maxeon products span the global rooftop and solar power plant markets through a network of more than 1,700 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a +35-year history in the solar industry and numerous awards for its technology.
Unaudited Summary of Financial Results
We are in the business of solar panel cell and module manufacturing operations and supply to the power plant, commercial and residential markets. We sell our solar panels and balance of system components primarily to dealers, project developers, system integrators and distributors, and recognize revenue at a point in time when control of such products transfers to the customer, which generally occurs upon shipment or delivery depending on the terms of the contracts with the customer. There are no rights of return. Other than standard warranty obligations, there are no significant post-shipment obligations (including installation, training or customer acceptance clauses) with any of our customers that could have an impact on revenue recognition. Our revenue recognition policy is consistent across all geographic areas.
During three months ended October 2, 2022, 38.7% of our revenue was attributable to the U.S. and Canada, 49.6% to EMEA, 10.8% to Asia Pacific and 0.9% to other markets. During nine months ended October 2, 2022, 36.2% of our revenue was attributable to the U.S and Canada, 47.5% to EMEA, 15.5% to Asia Pacific and 0.8% to other markets. During three months ended October 3, 2021, 29.0% of our revenue was attributable to the U.S. and Canada, 41.6% to EMEA, 28.5% to Asia Pacific and 0.9% to other markets. During nine months ended October 3, 2021, 30.3% of our revenue was attributable to the U.S. and Canada, 46.4% to EMEA, 22.5% to Asia Pacific and 0.8% to other markets.
Our primary products are the Maxeon line of interdigitated back contact (“IBC”) solar cells and panels, and the Performance line (formerly, “P-Series”) of shingled solar cells and panels. We believe the Maxeon line of solar panels are the highest-efficiency solar panels on the market with an aesthetically pleasing design, and the Performance line of solar panels offers a high-value and cost-effective solution. The Maxeon line is primarily targeted at residential and small-scale commercial customers across the globe. The Performance line was initially targeted at the large-scale commercial and utility-scale power plant markets, but has proven to be attractive to our customers in the distributed generation (which we refer to as “DG”) markets as well. During three months ended October 2, 2022, 52.9% of our revenue was attributable to products in our Maxeon line and the other 47.1% was attributable to products in our Performance line. During three months ended October 3, 2021, 57.9% of our revenue was attributable to products in our Maxeon line and the other 42.1% was attributable to products in our Performance line. During nine months ended October 2, 2022, 54.5% of our revenue was attributable to products in our Maxeon line and the other 45.5% was attributable to products in our Performance line. During nine months ended October 3, 2021, 66.0% of our revenue was attributable to products in our Maxeon line and the other 34.0% was attributable to products in our Performance line.
For information on the trends and uncertainties to our business, please refer to our Annual Report on Form 20-F for the fiscal year ended January 2, 2022.

Impact of COVID-19 to our Business
In December 2019, a novel strain of coronavirus (“COVID-19”) was reported, resulting in shutdowns of manufacturing and commerce in the months that followed. Since then, the COVID-19 pandemic has spread worldwide, including the countries in which we operate, and has resulted in authorities implementing numerous measures to try to contain the disease or slow its spread, such as travel bans and restrictions, quarantines, shelter-in-place orders and shutdowns. COVID-19 has had an adverse impact on most aspects of our business, operations and financial performance, and the impact is ongoing and will likely continue to evolve and affect our business. Recently, the Omicron variant and its subvariants of the COVID-19 virus have led to increased incidence of COVID-19 around the world. China's "zero-COVID" strategy, aiming to keep positive cases at the community level to a minimum through measures such as local lockdowns, travel restrictions and widespread testing, is ongoing. Given that our Huansheng JV operates in China and that we procure certain equipment and materials for our global operations from China, we are subject to disruptions in our operations and supply chain due to COVID-19 related disruptions in China and the rest of the world as the government authorities implement measures to contain the situation. We will continue to actively monitor the situation and may take further actions adapting our business operations that we determine are in the best interests of our employees, customers, partners, suppliers, and stakeholders, or as required by governmental authorities. For more information on the risks of COVID-19 to our business, please refer to our Annual Report on Form 20-F for the fiscal year ended January 2, 2022.
Revenue and Cost of Revenue

	Three Months Ended		Nine Months Ended
	October 2, 2022	October 3, 2021	October 2, 2022	October 3, 2021
(In thousands)
Revenue	$275,449	$220,488	$736,610	$561,800
Cost of revenue	291,196	237,196	804,645	580,269
Gross loss	$(15,747)	$(16,708)	$(68,035)	$(18,469)
Gross margin	(5.7)%	(7.6)%	(9.2)%	(3.3)%
Three Months Ended October 2, 2022 Compared to Three Months Ended October 3, 2021
During the three months ended October 2, 2022 and October 3, 2021, we recognized revenue from sales of modules and components of $275.4 million and $220.5 million, respectively, of which $68.9 million, or 25.0% and $63.3 million or 28.7%, respectively, represented sales of solar modules to SunPower Corporation ("SunPower") which contributed the businesses which we hold as a result of the spin-off of such businesses completed on August 26, 2020. The pricing terms for the sale of solar modules to SunPower was based on the exclusive supply agreement with SunPower (the "Supply Agreement"), which was mutually terminated in February 2022 and replaced with a new supply agreement (the "Master Supply Agreement"). Maxeon’s cost of revenue for IBC modules have continued to be negatively impacted by the increase in logistics rates all along the supply chain and the increase in cost of certain raw materials such as glass, polysilicon, and aluminum. Under the Supply Agreement, Maxeon was unable to pass through cost increases to SunPower because the Supply Agreement contained fixed prices established in 2020 that were not subject to market-based adjustment. The Master Supply Agreement also contains fixed pricing for 2022 and 2023 based on the power output (in watts) of the IBC Module, but the pricing was updated to reflect market trends. The Master Supply Agreement also provides that either party may terminate undelivered volumes of Maxeon 6 IBC Modules during 2023 if the parties fail to reach an agreement adjusting pricing in the event of fluctuations in cost of polysilicon above a specified threshold. For the three months ended October 2, 2022 and October 3, 2021, other than the sale transactions with SunPower, there was no customer that accounted for at least 10% of revenues.
The increase of $55.0 million in revenue during the three months ended October 2, 2022 as compared to the three months ended October 3, 2021 was primarily due to the higher sales for the DG business in Europe driven by higher volume and higher prices. The higher sales was also contributed by the utility-scale business in United States for which the first shipment took place in April 2022. This was partially offset by lower sales in APAC.

Cost of revenue was $291.2 million and $237.2 million in the three months ended October 2, 2022 and October 3, 2021, respectively. Cost of revenue includes $7.4 million, in the three months ended October 3, 2021 related to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under long-term fixed supply agreements. There are no such losses recorded in the three months ended October 2, 2022 as the Company has made provision for losses on firm purchase commitment in the three months ended April 3, 2022 for deliveries made in the quarter ended July 3, 2022 and October 2, 2022. In addition, we estimate that we incurred $0.6 million and $11.5 million of losses for above the current market price for polysilicon of our long-term fixed supply agreements for polysilicon consumed in our manufacturing process in the three months ended October 2, 2022 and October 3, 2021, respectively. This relates to the difference between our contractual cost for the polysilicon under the long-term fixed supply agreements with our supplier which is ending in January 2023 and the price of polysilicon available in the market as derived from publicly available information at the beginning of each quarter, multiplied by the volume of modules sold within the quarter. The remainder of cost of revenue includes actual cost of materials, labor and manufacturing overhead incurred for revenue-producing units shipped, and associated warranty costs. The increase of $54.0 million in cost of revenue during the three months ended October 2, 2022 as compared to the three months ended October 3, 2021 was primarily due to higher volume and higher materials costs. Our cost of revenue for IBC and Performance line solar modules has continued to be impacted by the increase in the cost of raw materials such as glass, polysilicon, and aluminum, as well as Performance line module-supply from our Huansheng JV. For more information, please refer to our risk factors contained in our annual report on Form 20-F for the most recent fiscal year and in particular, the risk factor entitled "We depend on our Huansheng JV for our Performance line solar panels and any failure to obtain sufficient volume or competitive pricing could significantly impact our revenues, ability to grow and damage our customer relationships.” contained in our annual report on Form 20-F for the most recent fiscal year. The higher cost was also driven by a higher inventory reserve, mainly arising from the Performance line module supply into the United States utility-scale business for which the contractual selling price is fixed but the related cost of raw material is higher.
Nine Months Ended October 2, 2022 Compared to Nine Months Ended October 3, 2021
During the nine months ended October 2, 2022 and October 3, 2021, we recognized revenue from sales of modules and components of $736.6 million and $561.8 million, respectively, of which $206.5 million, or 28.0% and $168.7 million or 30.0%, respectively, represented sales of solar modules to SunPower which contributed the businesses which we hold as a result of the spin-off of such businesses completed on August 26, 2020 (For more information on the spin-off, please refer to “Note 1. Background and Basis of Presentation" disclosure in our Annual Report on Form 20-F for the fiscal year ended January 2, 2022). The pricing terms for the sale of solar modules to SunPower are set forth in the Master Supply Agreement. Maxeon’s cost of revenue for IBC modules have continued to be negatively impacted by the increase in logistics rates all along the supply chain and the increase in cost of certain raw materials such as glass, polysilicon, and aluminum. Under the Supply Agreement, Maxeon was unable to pass through cost increases to SunPower because the Supply Agreement contained fixed prices established in 2020 that were not subject to market-based adjustment. The Master Supply Agreement also contains fixed pricing for 2022 and 2023 based on the power output (in watts) of the IBC Module, but the pricing was updated to reflect market trends. The Master Supply Agreement also provides that either party may terminate undelivered volumes of Maxeon 6 IBC Modules during 2023 if the parties fail to reach an agreement adjusting pricing in the event of fluctuations in cost of polysilicon above a specified threshold. For the nine months ended October 2, 2022 and October 3, 2021, other than the sale transactions with SunPower, there was no customer that accounted for at least 10% of revenues.
The increase of $174.8 million in revenue during the nine months ended October 2, 2022 as compared to the nine months ended October 03, 2021 was primarily due to the higher sales for the DG business in United States, Europe, Australia and Japan. There were also higher sales for the utility-scale business into the United States, for which the first shipment took place in April 2022.

Cost of revenue was $804.6 million and $580.3 million in the nine months ended October 2, 2022 and October 3, 2021, respectively. Cost of revenue includes $8.3 million and $11.6 million, in the nine months ended October 2, 2022 and October 03, 2021, respectively, related to losses incurred as a result of ancillary sales to third parties of excess polysilicon procured under long-term fixed supply agreements. In addition, we estimate that we incurred $11.3 million and $35.6 million in the nine months ended October 2, 2022 and October 3, 2021, respectively, above the current market price for polysilicon as we were bound by our long-term fixed supply agreements for polysilicon consumed in our manufacturing process, which is the difference between our contractual cost for the polysilicon under the long-term fixed supply agreements with our supplier which is ending in January 2023 and the price of polysilicon available in the market as derived from publicly available information at the beginning of each quarter, multiplied by the volume of modules sold within the quarter. The remainder of cost of revenue includes actual cost of materials, labor and manufacturing overhead incurred for revenue-producing units shipped, and associated warranty costs.
The increase of $224.4 million in cost of revenue during the nine months ended October 2, 2022 as compared to the nine months ended October 03, 2021 was primarily due to higher volume and higher materials costs. Our cost of revenue for IBC and Performance line solar modules have continued to be impacted by the increase in raw materials cost such as glass, polysilicon, and aluminum, as well as Performance line module-supply from our Huansheng JV. The higher cost was also driven by higher inventory reserve, mainly arising from the Performance line module supply to United States utility-scale business and a one-off settlement of $15.2 million with a polysilicon supplier to resolve a contract dispute regarding the applicability of a price escalation clause.
In September 2021, pursuant to the implementation of a new political strategy adopted in mainland China known as the “dual control of energy consumption policy of China”, local governments have initiated control policies on domestic industrial energy consumption. These policies forced numerous factories and plants that produce aluminum, glass, silicon and related materials to cut their productivity dramatically or stop production altogether. This previously unforeseen shortage of power supply in mainland China has led to drastically reduced production and significant cost increases of raw materials for the solar industry. This disruption in the supply chain has resulted in risks of delays in the delivery of goods, stoppage of delivery and raised prices for the solar industry at large. The impact of this disruption is compounded by the effects of COVID-19 and China's "zero-COVID" strategy which affected the supply chains generally. See “Impact of COVID-19 to our Business.”

Currently, we are seeing higher cost which has been passed on from our Huansheng JV. However, we are unable to foresee the extent of the impact such measures will have on our business, financial condition and results of operations or for how long such measures will be implemented by the Chinese central and local governments. We will continue to assess the situation and take steps as necessary to lessen the impact of these measures on our business. For more information, please refer to our risk factors contained in our annual report on Form 20-F for the most recent fiscal year and in particular, the risk factors entitled "We will continue to be dependent on a limited number of third-party suppliers for certain raw materials and components for our products, and increases in the costs for raw materials and components required for our solar products, including due to changes in government policies such as the ‘dual control of energy consumption policy of China’ could prevent us from delivering our products to our customers within required timeframes and could in turn result in sales and installation delays, cancellations, penalty payments, and loss of market share.” and "We depend on our Huansheng JV for our Performance line solar panels and any failure to obtain sufficient volume or competitive pricing could significantly impact our revenues, ability to grow and damage our customer relationships.” contained in our annual report on Form 20-F for the most recent fiscal year .

Revenue by Geography

	Three Months Ended		Nine Months Ended
	October 2, 2022	October 3, 2021	October 2, 2022	October 3, 2021
(In thousands)
United States	$106,590	$63,893	$266,367	$170,029
France	26,722	21,309	58,355	75,340
Italy	33,016	22,428	90,490	58,096
Rest of the world(1)	109,121	112,858	321,398	258,335
Total revenues	$275,449	$220,488	$736,610	$561,800
(1)Revenue included under “Rest of the world” comprise countries that are individually less than 10% for the periods presented.
Revenues are attributed to U.S. and international geographies primarily based on the destination of the shipments.
The sales attributed to the U.S. includes $68.9 million and $63.3 million in sales to SunPower for the three months ended October 2, 2022 and October 3, 2021 respectively and $206.5 million and $168.7 million in sales to SunPower for the nine months ended October 2, 2022 and October 3, 2021 respectively.
Operating Expenses
Operating expenses includes expenses relating to agreements we and SunPower have entered into, such as the transition services agreement, product collaboration agreement ("Product Collaboration Agreement") and certain other agreements, to effect the separation from SunPower and provide a framework for our relationship with SunPower after the separation. For a description of these agreements, please refer to “Item 7. Major Shareholders and Related Party Transactions” disclosure in our Annual Report on Form 20-F for the fiscal year ended January 2, 2022. In June 2022, the Company has entered into transitional support agreement with SunPower to complete a collaboration project that may extend past August 26, 2022 which was the original expiration of the Product Collaboration Agreement.

	Three Months Ended		Nine Months Ended
	October 2, 2022	October 3, 2021	October 2, 2022	October 3, 2021
(In thousands)
Operating expenses:
Research and development	$11,968	$12,632	$38,278	$35,827
Sales, general and administrative	29,143	18,493	74,414	64,554
Restructuring charges	85	1,514	1,615	7,534
Total operating expenses	$41,196	$32,639	$114,307	$107,915

Research and Development Expenses
Three Months Ended October 2, 2022 Compared to Three Months Ended October 3, 2021
Research and development expenses were $12.0 million in the three months ended October 2, 2022 primarily associated with expenditures on our Maxeon 6, Maxeon 7 and Performance line cell as well as panel technology, comprising compensation expense (including stock-based compensation) of $6.7 million, facilities expense of $1.7 million, expenses for leased equipment of $0.6 million, and research and development materials of $1.6 million. Included in these expenses is $0.7 million related to the Product Collaboration Agreement with SunPower.

Research and development expenses were $12.6 million in the three months ended October 3, 2021, primarily associated with expenditures on our Maxeon 6 and Maxeon 7 cell and panel technology, mainly comprising compensation expenses (including stock-based compensation) of $7.5 million, facilities expense of $1.3 million, research and development materials of $0.8 million and expenses for leased equipment of $1.1 million. Included in these expenses is $8.2 million related to the Product Collaboration Agreement with SunPower.
Nine Months Ended October 2, 2022 Compared to Nine Months Ended October 3, 2021
Research and development expenses were $38.3 million in the nine months ended October 2, 2022 primarily associated with expenditures on our Maxeon 6 and Maxeon 7 and Performance line cell and panel technology, comprising compensation expense (including stock-based compensation) of $22.7 million, facilities expense of $4.3 million, expenses for leased equipment of $3.1 million, and research and development materials of $3.4 million. Included in these expenses is $15.9 million related to the Product Collaboration Agreement with SunPower. The increase in research and development expenses was primarily due to continued focus and investments in research and development headcounts resulting in higher compensation expense.
Research and development expenses were $35.8 million in the nine months ended October 3, 2021, primarily associated with expenditures on our Maxeon 6 and Maxeon 7 cell and panel technology, mainly comprising compensation expenses (including stock-based compensation) of $20.4 million, expenses for leased equipment of $4.5 million, facilities expense of $3.8 million and research and development materials of $2.8 million. Included in these expenses is $24.9 million related to the Product Collaboration Agreement with SunPower.
Sales, General and Administrative Expenses
Three Months Ended October 2, 2022 Compared to Three Months Ended October 3, 2021
Sales, general and administrative expenses were $29.1 million in the three months ended October 2, 2022 and comprised primarily of $15.4 million of compensation expense (including stock-based compensation), $5.7 million of professional fees, $1.3 million of equipment related expenses, $1.4 million of insurance expense, $1.5 million of marketing fees and $0.9 million of facilities-related costs including rent, utilities and maintenance. The increase in expense was primarily driven by a higher compensation expenses due to one-off employee related expense and lower net release from bad debt reserve.
Sales, general and administrative expenses were $18.5 million in the three months ended October 3, 2021 and comprised primarily of $9.0 million of compensation expenses (including stock-based compensation), $4.9 million of professional fees, $1.6 million of equipment related expenses, $1.5 million of insurance expenses and $0.9 million of facilities-related costs including rent, utilities and maintenance.
Nine Months Ended October 2, 2022 Compared to Nine Months Ended October 3, 2021
Sales, general and administrative expenses were $74.4 million in the nine months ended October 2, 2022 and comprised primarily of $35.4 million of compensation expense (including stock-based compensation), $18.2 million of professional fees, $4.2 million of equipment related expenses, $4.6 million of insurance expense, $3.4 million of marketing fees and $2.1 million of facilities-related costs including rent, utilities and maintenance. The increase in expense is primarily driven by higher compensation expenses, lower net release from bad debt reserve, higher professional fees and equipment repair and maintenance cost.
Sales, general and administrative expenses were $64.6 million in the nine months ended October 3, 2021 and comprised primarily of $31.9 million of compensation expenses (including stock-based compensation), $16.1 million of professional fees, $4.7 million of insurance expense, $2.4 million of marketing fees, $4.5 million of equipment related expenses and $2.6 million of facilities-related costs including rent, utilities and maintenance.

Restructuring Expenses
Three and Nine Months Ended October 2, 2022 Compared to Three and Nine Months Ended October 3, 2021
Restructuring expense were $0.1 million and $1.6 million in the three and nine months ended October 2, 2022 respectively. This primarily consists of a restructuring plan charge for June 2022 on the closure of our module factory in Porcelette, France.
Restructuring charges were $1.5 million and $7.5 million in the three and nine months ended October 3, 2021 respectively and primarily consists of $4.5 million of costs associated with our May 2021 restructuring plan on the planned closure of our module factory in Toulouse, France.
Other income (expense), net

	Three Months Ended		Nine Months Ended
	October 2, 2022	October 3, 2021	October 2, 2022	October 3, 2021
(In thousands)
Other income (expense), net:
Interest expense, net	$(8,035)	$(6,671)	$(18,505)	$(21,337)
Loss on extinguishment of debt	—	(5,075)	—	(5,075)
Other, net	26,481	(5,663)	24,352	(23,119)
Other expense, net	$18,446	$(17,409)	$5,847	$(49,531)
Three Months Ended October 2, 2022 Compared to Three Months Ended October 3, 2021
Of the total $8.0 million in interest expense, net, incurred during the three months ended October 2, 2022, $4.1 million relates to the Green Convertible Notes due 2025, $2.3 million relates to the Convertible Notes due 2027, $0.7 million relates to interest expense on significant financing component on prepayments received, $0.8 million relates to interest expense on extended credit terms. The remaining interest expense relates to the Company's other debt arrangements.
Of the total $6.7 million in interest expense, net, incurred during the three months ended October 3, 2021, $6.0 million relates to the Green Convertible Notes due 2025 and $0.8 million related to our term loan and working capital facilities. This was offset by the Company's interest income net of expense from other debt arrangement.

Loss on extinguishment of debt of $5.1 million for the three months ended October 3, 2021 arose from the write-off of unamortized debt issuance cost following the termination of our $50.0 million working capital facility in September 2021 and the expiration of the availability period for draw down of our $75.0 million term loans in August 2021. There was no such expense incurred for the three months ended October 2, 2022.
Other, net for the three months ended October 2, 2022 primarily comprised of a $24.5 million gain on the remeasurement of the Prepaid Forward associated with the Green Convertible Notes and the foreign exchange gain of $2.1 million. This was partially offset by a loss of $0.3 million on derivative instruments.
Other, net for the three months ended October 3, 2021 primarily comprised of a $6.0 million loss on the remeasurement of the Prepaid Forward associated with the Green Convertible Notes, foreign exchange loss of $1.2 million and a loss of $2.0 million on derivative instruments. This was partially offset by a gain of $3.0 million related to the deemed disposal of our equity ownership in Huansheng JV as a result of a capital injection of RMB 270.0 million (equivalent to $41.6 million) by TZE into Huansheng JV in September 2021 which diluted our equity ownership.

Nine Months Ended October 2, 2022 Compared to Nine Months Ended October 3, 2021
Of the total $18.5 million in interest expense, net, incurred during the nine months ended October 2, 2022, $12.3 million relates to the Green Convertible Notes due 2025, $2.3 million relates to the Convertible Notes due 2027, $1.8 million relates to interest expense on significant financing component on prepayments received, $1.3 million relates to interest expense on extended credit terms and $0.8 million relates to other outstanding debt arrangements.
Of the total $21.3 million in interest expense, net, incurred during the nine months ended October 3, 2021, $17.6 million relates to the Green Convertible Notes due 2025 and $3.5 million related to our term loan and working capital facilities. The remaining interest expense relates to the Company's other debt arrangements.
Loss on extinguishment of debt of $5.1 million for the three and nine months ended October 3, 2021 arose from the write-off of unamortized debt issuance cost following the termination of our $50.0 million working capital facility in September 2021 and the expiration of the availability period for draw down of our $75.0 million term loans in August 2021. There was no such expense incurred for the nine months ended October 2, 2022.
Other, net for the nine months ended October 2, 2022 primarily comprised of a $20.1 million gain on the remeasurement of the Prepaid Forward associated with the Green Convertible Notes and the foreign exchange gain of $4.8 million. This is partially offset by the loss of $2.3 million on derivative instruments..
Other, net for the nine months ended October 3, 2021 primarily comprised of a $24.6 million loss on the remeasurement of the Prepaid Forward associated with the Green Convertible Notes and a loss of $2.6 million on derivative instruments. This was partially offset by the foreign exchange gain of $1.1 million and a gain of $3.0 million related to the deemed disposal of our equity ownership in Huansheng JV as a result of a capital injection of RMB 270.0 million (equivalent to $41.6 million) by TZE into Huansheng JV in September 2021 which diluted our equity ownership.
For more information on the Prepaid Forward and Green Convertible Notes, please refer to “Item 5.B. Liquidity and Capital Resources” disclosure in our Annual Report on Form 20-F for the fiscal year ended January 2, 2022.
Income Taxes

	Three Months Ended		Nine Months Ended
	October 2, 2022	October 3, 2021	October 2, 2022	October 3, 2021
(In thousands)
Provision for income taxes	$(2,399)	$(174)	$(4,161)	$(1,219)
Three and Nine Months Ended October 2, 2022 Compared to Three and Nine Months Ended October 3, 2021
The interim income tax expense and other income tax related information contained in these condensed consolidated financial statements are calculated in accordance with FASB guidance for interim reporting of income tax, based on a projected annual effective tax rate while excluding loss jurisdictions which cannot be benefited. Our projected effective tax rate is based on forecasted annualized results which may fluctuate in future periods due to the uncertainty in our annual forecasts resulting from the risks identified in “Risk Factors” as previously disclosed in our Annual Report on Form 20-F for the year ended January 2, 2022 on our operating results. The Company did not have any specific projects which may give rise to any significant, unusual, infrequent in nature or discontinued operations in the three and nine months ended October 2, 2022.
In the three and nine months ended October 2, 2022, we recorded income tax provision of $2.4 million and $4.2 million respectively. The tax expense was primarily due to current year income tax expense in profitable jurisdictions and prior year deferred income tax true-ups for our Malaysian and Philippine subsidiaries. In the three and nine months ended October 3, 2021, we recorded income tax provision of $0.2 million and $1.2 million respectively. The tax expense was primarily due to current year income tax expense in profitable jurisdictions, a reversal of deferred tax assets due to the planned closure of our module factory in Toulouse, France, offset by a decrease in tax expense due to reversal of reserve for uncertain tax positions.

We benefit from a tax holiday granted by the Malaysian government, subject to certain hiring, capital spending, and manufacturing requirements. The third and final five-year tranche of this tax holiday was granted a 70% tax exemption and will expire on June 30, 2026. Malaysian Investment Development Authority ("MIDA") and the Company have been in discussions on additional conditions required to reinstate the full tax exemption that the Company was granted previously. We have agreed to the conditions for such reinstatement with MIDA and are waiting for formal approval from the Malaysian Government. Given the fiscal year 2021 tax returns for our Malaysian subsidiary were due in the third quarter of fiscal year 2022 ended October 2, 2022, and formal approval has not been received, we recorded additional income tax provisions based on the 70% tax exemption status for our Malaysian subsidiary.
 We recorded a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. In assessing the need for a valuation allowance, we consider historical levels of income, expectations and risks associated with the estimates of future taxable income and ongoing prudent and feasible tax planning strategies. In the event that we determine that we would be able to realize additional deferred tax assets in the future in excess of the net recorded amount, or if we subsequently determine that realization of an amount previously recorded is unlikely, we would record an adjustment to the deferred tax asset valuation allowance, which would change income tax in the period of adjustment.
Equity in (losses) income of unconsolidated investees
Three and Nine Months Ended October 2, 2022 Compared to Three and Nine Months Ended October 3, 2021
For the three and nine months ended October 2, 2022, our unconsolidated investee, Huansheng JV reported a loss for which we recorded our reportable share of $3.6 million and $10.8 million respectively. For the three and nine months ended October 3, 2021, we recorded our reportable share of gain of $0.9 million and a loss of $5.0 million respectively. The higher loss for the three and nine months ended October 2, 2022 was mainly due to higher loss incurred by Huansheng JV due to higher manufacturing cost and operating expenses. This was partially offset by a lower share of losses due to the dilution of the Company's equity ownership in September 2021.
Net (Income) loss Attributable to Noncontrolling Interests
Three and Nine Months Ended October 2, 2022 Compared to Three and Nine Months Ended October 3, 2021
For the three and nine months ended October 2, 2022, we attributed $0.2 million and $0.3 million of net income, respectively, to noncontrolling interests. The noncontrolling interests held 20% and 24.05% shareholding of our subsidiaries, SunPower Systems International Limited and SunPower Energy Systems Southern Africa (Pty) Ltd, respectively. For the three and nine months ended October 3, 2021, we attributed $0.7 million and $1.0 million of net loss, respectively, to these noncontrolling interests. The change from net loss to net income attributable to noncontrolling interests was a result of profitable operations from our non-wholly owned subsidiaries.
Recent Developments

As previously disclosed, the Company had capital expenditures planned for the conversion of our manufacturing capacity in the Philippines from Maxeon 3 to Maxeon 7. Given the unique value proposition of Maxeon 7 and heightened demand for panels, the Company is evaluating incremental capacity rather than retrofitting existing lines. Detailed engineering studies are ongoing. Consequently, certain purchase obligations that were entered into in connection to the initial plan have to be renegotiated.

Liquidity and Capital Resources
Current Sources of Liquidity and Capital Resources
As of October 2, 2022, we had unrestricted cash and cash equivalents of $199.1 million, restricted cash of $38.5 million and short-term securities representing a 4-months time deposit of $76.0 million as compared to $166.5 million of unrestricted cash and cash equivalents and $25.7 million of restricted cash as of January 2, 2022. The increase in cash and cash equivalents and short-term securities was primarily attributable to $213.3 million net cash generated from our financing activities (including the debt issuance described below), offset by $36.3 million net cash used in our operating activities, and $56.0 million net cash used in our investing activities, excluding the placement of the 4-months time deposit. The increase in restricted cash was primarily due to cash collateralized for the issuance of standby letter of credits.
As previously disclosed, on August 17, 2022, the Company completed the sale of $207,000,000 in aggregate principal amount of 7.50% first lien senior secured convertible notes due 2027 (“2027 Notes”) to Zhonghuan Singapore Investment and Development Pte. Ltd ("TZE SG"), a wholly owned subsidiary of TCL Zhonghuan Renewable Energy Technology Co. Ltd. (formerly known as Tianjin Zhonghuan Semiconductor Co., Ltd.) (“TZE”) and an existing shareholder of the Company, at a purchase price equivalent to 97% of the principal amount of the 2027 Notes. This resulted in aggregate net proceeds of approximately $186.1 million after giving effect to the discount and estimated issuance costs.
We have collected material customer advances in connection with certain of our supply agreements we have entered into. The customer advances are amortized based on the contractually agreed upon utilization schedule at the point of transfer of control of goods to the customer. As of October 2, 2022, the customer advances included within “Contract liabilities, current portion” and “Contract liabilities, net of current portion” in our Condensed Consolidated Balance Sheets is $132.1 million and $98.9 million, respectively. Out of the customer advances included in Contract liabilities, net of current portion, $32.1 million and $66.8 million is estimated to be utilized in 2023 and 2024 based on the contractual terms, respectively.
Material Cash Requirements
As of October 2, 2022, our outstanding debt was $459.5 million, of which $50.7 million and $408.8 million was classified as short-term and long-term respectively, in our Condensed Consolidated Balance Sheets. As of January 2, 2022, our outstanding debt was $225.6 million.
As of October 2, 2022 and January 2, 2022, we had an obligation to purchase $25.3 million and $125.8 million, respectively, of polysilicon material pursuant to long-term fixed supply agreements with one polysilicon supplier. Of this commitment, as of October 2, 2022 and January 2, 2022, we had prepaid $9.9 million and $49.2 million, respectively. The balance of $15.4 million between the purchase commitment and the prepaid balance as of October 2, 2022 is expected to be paid in cash over a period ending January 2023 as we purchase the contractually committed quantities specified. Our prepayments expose us to the credit risks of our supplier. If our supplier fails to fulfill its delivery obligations to us, we may have difficulty recovering such prepayments. Further, because the agreements are “take or pay,” we could be required to purchase polysilicon from our supplier that is currently not required in our production plan to meet current demand, resulting in additional costs. Prepayment obligations for our polysilicon supply will affect our short-term liquidity needs. In addition, as part of the one-off and final settlement with the polysilicon supplier, we have to make payment of $15.2 million in equal monthly installments from August 2022 until January 2023. As of October 2, 2022, the Company has made payment for August and September.

We expect total capital expenditures ranging from $72 million to $76 million in fiscal year 2022. As of October 2, 2022, we have committed to capital expenditures of $56 million via the issuance of purchase orders relating to deliveries for and beyond the remaining fiscal year 2022. The capital expenditures mainly relate to the completion of manufacturing capacity for our Maxeon 6 product platform, manufacturing capacity for Performance line panels to be sold into the U.S. market, developing Maxeon 7 technology, operating a pilot line, as well as long lead equipment needed for the ramp of Maxeon 7. Delays in completing our manufacturing capacity expansion or technology conversions, or delays or failure to obtain the necessary debt or equity financing, may impact our liquidity.
Inflationary price increases impacting the cost of raw materials, manufacturing equipment, labor, electricity, and logistics services have had, and could continue to have, the effect of increasing our capital requirements. Additionally, shortages and shipping delays have required us to, and could continue to require us to, expend additional working capital to accumulate more buffer stocks of raw materials, semi-finished or finished goods. Similarly, delays in shipment routes have led to, and could continue to lead to, more inventory in transit, which may result in delays in delivering our panels on time to customers which would in turn result in delays of receiving payment for our products or cause us to be liable to pay contractual penalties to certain customers.
Additionally, from time-to-time, we are required to provide financial and performance assurance to third parties and in connection with such obligations we procure letters of credit, bank guarantees, and surety bonds. The additional debt supporting these instruments could result in increased expenses, collateralization and may impose new restrictive covenants.
Anticipated Sources of Funds
We expect that we will manage our working capital requirements and fund our committed capital expenditures through our current cash and cash equivalents, short-term securities, cash generated from operations, customer prepayments, available funds to the extent available to us under our existing debt facility and from net proceeds raised through the issuance of the 2027 Notes and additional debt or equity financing to the extent we are able to raise such funding on acceptable terms.
We believe that our current cash, cash equivalents and short-term securities, along with cash expected to be generated from operations will be sufficient to meet our obligations over the next 12 months. In conjunction with evaluating our ability to continue as a going concern, we have considered sensitivities that may significantly impact our evaluation, including the timing of customer prepayments and its utilization by our customers, including our strategic partners, our ability to defer or cancel uncommitted capital expenditures and the impact of events like COVID-19 that disrupt our business operations, increase our costs and diminish our profitability. Furthermore, we have considered various positive factors in our evaluation, including the Master Supply Agreement with SunPower which includes pricing updated to reflect market trends, the issuance of the 2027 Notes, the supply agreements with our Huansheng JV which provide for extended credit periods at our discretion, our historical ability to secure customer prepayments for future module production, our ability to sell excess cells not required for our modules, our ability to increase prices with our customers in response to cost-increases, our factoring arrangements on receivables and our historical ability to work with vendors to obtain favorable payment terms, when possible.
We expect our long-term cash requirements to be largely driven by capital expenditures and working capital requirements necessary to improve our profitability and business growth. Given the dynamic nature of the markets we operate in, the volatility in the capital markets, the current status of our business, rising inflation and interest rates, supply chain challenges, as well as the worldwide uncertainty created by the war in Ukraine and continuing impact of COVID-19 pandemic on our business operations, we currently lack the visibility to reasonably quantify our expected long-term capital requirements and our ability to fully meet our long-term liquidity needs. Our long-term liquidity needs would be further negatively impacted if the macro conditions set forth above last a sustained period of time.

The Company will continue to pursue opportunities to seek additional funding from time to time to fund capital expenditures and to better position it for execution on its strategy and to weather the challenges facing the industry. However, the Company can make no assurance that it will be able to successfully obtain additional financing. The current economic environment and market conditions could limit our ability to raise capital by issuing new equity or debt securities on acceptable terms or at all, and lenders may be unwilling to lend funds on acceptable terms or at all in the amounts that would be required to supplement cash flows to support our funding needs. The sale of additional equity investments or convertible debt securities would result in dilution to our stockholders and may not be available on favorable terms or at all. Additional debt would result in increased expenses and collateralization and would likely impose new restrictive covenants.
In addition to pursuing financing opportunities, we continue to focus on improving our overall operating performance and liquidity by assessing and evaluating different options that may be available to us, such as selling raw materials inventory to third parties, liquidating certain investments, evaluating additional restructuring plans or strategic options and renegotiating for more favorable payment terms with customers and vendors. From time to time, we evaluate our staffing levels in response to changes in our business needs and demand for our products in order to manage costs and improve performance which may result in restructuring of our workforce and associated costs. We cannot, however, assure you that any such options will materialize or be available to us on commercially acceptable terms or at all.
Our liquidity is subject to various risks including the risks identified in “Risk Factors” and market risks identified in “Quantitative and Qualitative Disclosures about Market Risk” in the Annual Report on Form 20-F for the fiscal year ended January 2, 2022 and the risk factors supplemented on Form 6-K for the three months ended July 3, 2022 and April 3, 2022.
Cash Flows
A summary of the sources and uses of cash, cash equivalents and restricted cash is as follows:

	Nine Months Ended
	October 2, 2022	October 3, 2021
(In thousands)
Net cash used in operating activities	$(36,292)	$(28,474)
Net cash used in investing activities	(132,031)	(115,766)
Net cash provided by financing activities	213,305	137,527
Operating Activities
Net cash used in operating activities in the nine months ended October 2, 2022 was $36.3 million and was primarily the result of: (i) net loss of $191.4 million of which $19.6 million relates to out-of-market polysilicon cost; (ii) adjustment for non-cash remeasurement gain on Prepaid Forward of $20.1 million; (iii) increase in accounts receivables of $20.2 million, primarily attributable to billings and collection cycles; (iv) increase in inventories of $88.0 million and (v) increase in prepaid and other assets of $23.9 million due to advance payments.
This was partially offset by (i) adjustment for non-cash charges of $54.2 million related to depreciation and amortization, stock-based compensation and other non-cash charges; (ii) $127.8 million increase in contract liabilities arising from advance collections from customers; (iii) $68.6 million increase in accounts payable and other accrued liabilities, primarily attributable to the timing of invoice payments and an increase in purchases; and (iv) $37.9 million decrease in advance payment to suppliers.
Net cash used in operating activities in the nine months ended October 3, 2021 was $28.5 million and was primarily the result of: (i) net loss of $182.2 million of which $47.3 million relates to out-of-market polysilicon cost; (ii) increase in inventories of $50.9 million and (iii) increase in prepaid and other assets of $13.7 million.

This was partially offset by: (i) adjustment for non-cash remeasurement loss on Prepaid Forward of $24.6 million; (ii) adjustment for non-cash charges of $33.6 million related to depreciation and amortization, stock-based compensation and other non-cash charges; (iii) adjustment for non-cash interest charges of $10.5 million; (iv) adjustment for non-cash equity in losses of unconsolidated investee of $5.0 million (v) decrease in accounts receivables of $18.4 million, primarily attributable to billings and collection cycles; (vi) $31.3 million decrease in advance payments to suppliers; (vii) $52.9 million increase in account payable and other accrued liabilities, primarily attributable to the timing of invoice payments and an increase in purchases; and (viii) $35.9 million increase in contract liabilities arising from advance collection from customers.
Investing Activities
Net cash used in investing activities in the nine months ended October 2, 2022 was $132.0 million and was primarily due to (i) capital expenditures of $56.0 million; and (ii) placement of short-term time deposit of $76.0 million which matures in January, 2023.
Net cash used in investing activities in the nine months ended October 3, 2021 was $115.8 million arising from capital expenditures.
Financing Activities
Net cash provided by financing activities in the nine months ended October 2, 2022 was $213.3 million, which included $196.4 million in proceeds from debt and $188.8 million in proceeds from issuance of 2027 Notes. This was partially offset by repayment of debt obligations of $171.1 million.
Net cash provided by financing activities in the nine months ended October 3, 2021 was $137.5 million, which included net proceeds from issuance of common stock of $169.7 million after giving effect to the underwriting discounts and commissions as well as other issuance costs and proceeds from debt of $130.3 million. This was partially offset by repayment of debt obligations of $157.8 million and payment for tax withholding obligations on vested restricted stock units of $4.1 million.
Forward-Looking Statements
Certain statements relating to Maxeon in this document or documents incorporated by reference constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding: (a) our expectations regarding pricing trends, demand and growth projections; (b) potential disruptions to our operations and supply chain that may result from epidemics, natural disasters or military conflicts, including the duration, scope and impact on the demand for our products, market disruptions from the war in Ukraine and the pace of recovery from the COVID-19 pandemic; (c) anticipated product launch timing and our expectations regarding ramp, customer acceptance and demand, upsell and expansion opportunities; (d) our expectations and plans for short- and long-term strategy, including our anticipated areas of focus and investment, market expansion, product and technology focus, and projected growth and profitability; (e) our ability to meet short term and long term material cash requirements including our obligations under the long-term polysilicon supply agreement~~,~~ our ability to complete an equity or debt offering or financing at favorable terms, if at all, and our overall liquidity, substantial indebtedness and ability to obtain additional financing; (f) our technology outlook, including anticipated fab utilization and expected ramp and production timelines for the Company’s Maxeon 5 and 6, next-generation Maxeon 7 and Performance line solar panels, expected cost reductions, and future performance; (g) our strategic goals and plans, including partnership discussions with respect to the Company’s next-generation technology, and our relationships with existing customers, suppliers and partners, and our ability to achieve and maintain them; (h) our expectations regarding our future performance and revenues resulting from contracted orders, bookings, backlog, and pipelines in our sales channels; (i) our fourth quarter fiscal year 2022 guidance, including shipments, revenue, gross profit, non-GAAP gross profit, operating expenses, non-GAAP operating expenses, Adjusted EBITDA, capital expenditures, out-of-market polysilicon cost, and related assumptions; and (j) our projected effective tax rate and changes to the valuation allowance related to our deferred tax assets.

The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and Maxeon’s operations and business outlook contain forward-looking statements.
These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, including regulatory and other challenges that may arise; (2) our liquidity, substantial indebtedness, terms and conditions upon which our indebtedness is incurred and ability to obtain additional financing for our projects, customers and operations; (3) our ability to manage supply chain cost increases and operating expenses; (4) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, difficulties in hiring or retaining key personnel, epidemics, natural disasters, including impacts of the COVID-19 pandemic, or the war in Ukraine; (5) our ability to manage our key customers and suppliers; (6) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (7) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing, including impacts of inflation, economic recession and foreign exchange rates upon customer demand; (8) changes in regulation and public policy, including the imposition and applicability of tariffs; (9) our ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and availability of tax incentives or imposition of tax duties; (10) fluctuations in our operating results and in the foreign currencies in which we operate; (11) appropriately sizing, or delays in expanding, our manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (12) unanticipated impact to customer demand and sales schedules due, among other factors, to the spread of COVID-19, the war in Ukraine, economic recession and environmental disasters; (13) challenges managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships; (14) reaction by securities or industry analysts to our quarterly guidance which, in combination with our results of operations, may cause them to cease publishing research or reports about us, or adversely change their recommendations regarding our ordinary shares, which may negatively impact the market price of our ordinary shares and volume of our stock trading; and (15) unpredictable outcomes resulting from our litigation activities or other disputes. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.